UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

Gardiner Healthcare Acquisitions Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

365506203
(CUSIP Number)

Jonas Grossman

Chardan Gardiner LLC

17 State Street, 21st Floor
New York, NY  10004
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Entity’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 365506203

(1)	Names of Reporting Entities Chardan Gardiner LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,005,708
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,005,708
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each Reporting Entity 1,005,708
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 26.8% (1)
(14)	Type of Reporting Entity (see instructions) OO
(1)	Calculation is based upon 3,758,900 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2023.

CUSIP No. 365506203

(1)	Names of Reporting Entities Jonas Grossman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	Source of funds (see instructions) AF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,005,708
	(8)	Shared voting power 0
	(9)	Sole dispositive power 1,005,708
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each Reporting Entity 1,005,708
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 26.8% (1)
(14)	Type of Reporting Entity (see instructions) IN
(1)	Calculation is based upon 3,758,900 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2023.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (“Statement”) relates to the common stock, par value $0.0001 per share (“Common Stock”) of Gardiner Healthcare Acquisitions Corp., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive office is 3107 Warrington Road, Shaker Heights, Ohio 44120. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i) Chardan Gardiner LLC, a Delaware limited liability company (the “Chardan Gardiner”); and

(ii) Mr. Jonas Grossman (“Mr. Grossman”), managing member of Chardan Gardiner.

(b) The address of the principal business office of Chardan Gardiner is 17 State Street, 21st Floor, New York, NY 10004. The address of the principal business office of Mr. Grossman is 1 East Putnam Avenue, 4th Floor, Greenwich, CT 06830.

(c) The principal business of Chardan Gardiner is investing in securities and providing strategic growth support to the targets of those investments. The principal business of Jonas Grossman is investment banking and principal investing.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of which such person was, or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) Chardan Gardiner is a Delaware limited liability company. Mr. Grossman is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 9, 2021, Chardan Gardiner entered into a Founder Shares Purchase Agreement (the “Founder Shares Purchase Agreement”) with Gardiner Healthcare Holdings, LLC (“Gardiner Healthcare”) pursuant to which Chardan Gardiner purchased 388,125 shares of the Issuer’s Common Stock (the “Founder Shares”) for an aggregate purchase price of $4,500, or approximately $0.012 per share. Subsequently, on October 15, 2021, Chardan Gardiner granted an aggregate of 18,000 Founder Shares to certain independent directors of the Issuer.

On December 21, 2021 the Issuer consummated its Initial Public Offering (the “IPO”) of 7,500,000 units at a price of $10.00 per unit, each unit consisting of one share of common stock and one redeemable warrant. On December 29, 2021, the underwriter exercised its over-allotment option in full, resulting in the issuance of an additional 1,125,000 units at a public offering price of $10.00 per unit.

Simultaneous with the closing of the IPO, Chardan Gardiner entered into a Private Placement Warrant Purchase Agreement with the Issuer (the “Warrant Purchase Agreement”), pursuant to which Chardan Gardiner purchased an aggregate of 572,143 warrants at a purchase price of $1.00 per warrant (the “Private Warrants”). Subsequently, on December 29, 2021, in connection with the underwriter’s exercise of its over-allotment option, Chardan Gardiner purchased an additional 50,624 Private Warrants. The Private Warrants were purchased for an aggregate consideration of $622,767 using funds from working capital. The Private Warrants are exercisable pursuant to the terms of a Warrant Agreement dated as of December 21, 2021 by and between by and between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agreement”). Each Private Warrant entities the holder to purchase one share of Common Stock at a price per share of $11.50, and will become exercisable on the later of one year after the closing of the IPO or the consummation of an initial business combination. The Private Warrants will expire at 5:00 p.m., New York City time, on the fifth anniversary of the consummation of the IPO, unless they are no longer held by Chardan Gardiner or a related person, in which case they will expire at 5:00 p.m., New York City time, on the fifth anniversary of the Issuer’s completion of an initial business combination.

On August 16, 2023, Chardan Gardiner entered into a Founder Shares Transfer Agreement (the “Founder Shares Transfer Agreement”) with Gardiner Healthcare, pursuant to which Gardiner Healthcare transferred 635,583 Founder Shares and 2,110,491 Private Warrants to Chardan Gardiner for an aggregate consideration of $7.53.

The securities described herein were purchased using funds from working capital. The foregoing descriptions of the Founder Shares Purchase Agreement, Warrant Purchase Agreement, Warrant Agreement, and Founder Shares Transfer Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as Exhibits 99.2, 99.3, 99.4 and 99.5, respectively, to this Statement and are incorporated herein by reference.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 hereof is incorporated by reference in its entirety into this Item 4.

The securities described herein were acquired solely for investment purposes. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons of others of shares of the Issuer’s Common Stock held by such stockholders. Additionally, the Reporting Persons may acquire additional Securities through open market transactions, privately negotiated transactions or other methods.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to the Reporting Persons’ investment in the Issuer, including, without limitation: (a) the acquisition or disposition of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference. The percentage listed in Row 13 for each Reporting Person was calculated based upon 3,758,900 shares of Common Stock outstanding as of August 8, 2023, as reported in the Issuer’s Annual Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2023.

Chardan Gardiner directly holds 1,005,708 shares of Common Stock, representing approximately 26.8% of the Common Stock outstanding. Mr. Grossman, as managing member of Chardan Gardiner, may be deemed to beneficially own the shares of Common Stock held directly by Chardan Gardiner.

The foregoing excludes 2,733,258 shares issuable upon the exercise of Private Warrants issued to Chardan Gardiner that are exercisable upon the completion of the Issuer’s initial business combination.

(c) Except as reported in Item 3 of this Statement, none of the Reporting Persons have effected transactions in the Common Stock of the Issuer during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 hereof is incorporated by reference in its entirety into this Item 6.

Registration and Stockholder Rights Agreement

The holders of Founder Shares, as well as the holders of the Private Warrants (and underlying securities), are entitled to registration and stockholder rights pursuant to a Registration and Stockholder Rights Agreement dated December 21, 2021 (the “Registration Rights Agreement”). The holders of a total of not less than 300,000 Founder Shares are entitled to make up to two demands that the Issuer registers such securities. Such holders can elect to exercise these registration rights (i) with respect to the Private Warrants, at any time commencing on the date that the Issuer consummates an initial business combination, and (ii) with respect to all other registrable securities (as defined in the Registration Rights Agreement), three months prior to the date on which the Founder Shares are to be released from escrow, but prior to December 21, 2026. The holders of a majority of the Private Warrants (and underlying securities) can elect to exercise these registration rights at any time after the Issuer consummates a business combination. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the consummation of a business combination. The holders of registrable securities may at any time and from time to time, request in writing that the Issuer register the resale of any or all of such Registrable Securities on Form S-3 or any similar short-form registration which may be available at such time; provided, however, that the Issuer shall not be obligated to effect such request through an underwritten offering. Notwithstanding the foregoing, Chardan Gardiner may not, with respect to the Private Warrants purchased by it, exercise its demand and “piggy-back” registration rights after five and seven years, respectively, after December 21, 2021 and may not exercise its demand rights on more than one occasion. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

Letter Agreement

In connection with the closing of the IPO, Chardan Gardiner entered into a letter agreement with the Issuer (the “Letter Agreement”) pursuant to which the Founder Shares then held by Chardan Gardiner and certain other initial shareholders (including the shares that Chardan Gardiner has since purchased through the Founder Shares Transfer Agreement) were placed into an escrow account maintained by Continental Stock Transfer & Trust Company acting as escrow agent. 50% of such shares may not be transferred, assigned, sold or released from escrow until the earlier of (i) 6 months after the date of the consummation of the Issuer’s initial business combination or (ii) the date on which the closing price of the Issuer’s shares of common stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the initial business combination, and the remaining 50% of the Founder Shares may be transferred, assigned, sold or released from escrow until 6 months after the date of the consummation of the initial business combination, or earlier, in either case, if, subsequent to the Issuer’s initial business combination, the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of stockholders having the right to exchange their shares of common stock for cash, securities or other property. During the escrow period, the holders of these shares will not be able to sell or transfer their securities except for certain permitted transfers described in the Letter Agreement.

The foregoing descriptions of the Registration Rights Agreement and Letter Agreement do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as Exhibits 99.6 and 99.7, respectively, to this Statement and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement (filed herewith)

99.2	Founder Shares Purchase Agreement between Gardiner Healthcare and Chardan Gardiner dated April 9, 2021 (incorporated by reference to Exhibit 10.15 to the Registration Statement on Form S-1 filed with the Securities & Exchange Commission on October 22, 2021).

99.3	Private Placement Warrants Purchase Agreement dated December 21, 2021 between the Issuer and Chardan Gardiner, (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2021).

99.4	Warrant Agreement dated December 21, 2021 the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2021).

99.5	Founder Shares Transfer Agreement dated August 16, 2023 between Gardiner Healthcare and Chardan Gardiner (filed herewith).

99.6	Registration and Stockholder Rights Agreement between the Issuer and Gardiner Healthcare, Chardan Gardiner, and CCMAUS PTY LTD (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2021).

99.7	Letter Agreement, dated December 21, 2021, by and among the Issuer, Gardiner Healthcare, Chardan Gardiner and CCMAUS (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on December 27, 2021).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 28, 2023

Chardan Gardiner LLC

By:	/s/ Jonas Grossman
Name:	Jonas Grossman
Title:	Managing Member

By:	/s/ Jonas Grossman
Name:	Jonas Grossman